Exhibit 99.2

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

INFORMATION STATEMENT

Brussels, March 30, 2006

To the holders of Delhaize Group

American Depositary Shares:

This letter is being furnished to the holders of Delhaize Group American Depositary Shares (ADSs) as evidenced by American Depositary Receipts, each representing one ordinary share, in connection with the extraordinary general meeting of shareholders to be held on Tuesday, April 25, 2006, at 4:00 p.m., local time, at the corporate support office of the company, Square Marie Curie 40 in 1070 Anderlecht, Brussels, Belgium.

At the extraordinary general meeting, provided that a quorum of at least fifty percent of the company’s share capital is present at the meeting, Delhaize Group’s shareholders will consider and vote on an amendment to the articles of association concerning the powers of the Board of Directors with respect to acquisition of company’s shares as further detailed in the enclosed information statement. A comparison of the current language and the revised language of the articles of association is available on the Internet at Delhaize Group’s website (www.delhaizegroup.com).

If this quorum requirement is not satisfied on April 25, 2006, a second extraordinary general meeting of shareholders will be held on May 24, 2006 at 2:30 pm, local time, at the same location, without a quorum requirement, to consider and vote on the same agenda. Delhaize Group’s depositary, The Bank of New York, has fixed the close of business on March 15, 2006 as the record date for the determination of holders of Delhaize Group ADSs entitled to vote both at the April 25 meeting and, as necessary, the May 24 meeting and, accordingly, only holders of Delhaize Group ADSs who are otherwise entitled to vote and who are holders of record at the close of business on that date will be entitled to notice of, and to vote both at the April 25 meeting and, as necessary, the May 24 meeting.

You need only vote once with respect to both the April 25 meeting and, as necessary, the May 24 meeting, by following the procedures specified in a separate notice by Delhaize Group’s Depositary, The Bank of New York, which accompanies this letter. If you have questions regarding the proposals, please contact Delhaize Group’s U.S. investor relations representative, Amy Shue, at (704) 633-8250 ext.2529, or Anna Kepley at (704) 633-8250 ext.3398. If you have questions regarding voting procedures, please contact The Bank of New York toll free within the United States at 1-877-853-2191 or at 1-212-815-3700 for international calls.

/s/ Pierre-Olivier Beckers

Pierre-Olivier Beckers

President and Chief Executive Officer

Item (1):

Amendment to

Article 10, 4th indent of

Delhaize Group’s Articles of Association

The Board of Directors of Delhaize Group SA is authorized under article 10 of the company’s articles of association for a period of 18 months expiring on November 26, 2006, to purchase, on behalf of the company, a maximum of ten percent of the outstanding Delhaize Group ordinary shares at a per share purchase price no less than EUR 1 and no greater than 20% above the highest stock market closing price of the company’s share on Euronext Brussels during the twenty trading days preceding the share purchase. The Board could make such purchases, on behalf of the company, for instance for investment purposes or to cover exercises under equity-based compensation plans for employees of the company or its subsidiaries. Under article 10, such purchases may also be made by one or more direct subsidiaries of the company. All such purchases count toward the ten percent maximum.

The Board of Directors proposes and recommends that the shareholders approve an amendment to article 10 of the company’s articles of association, which grants authority to the Board to purchase, on behalf of the company, a maximum of ten percent of the outstanding Delhaize Group ordinary shares for a new period of eighteen months beginning on the date of shareholders’ approval at a per share purchase price no less than EUR 1 and no greater than 20% above the highest stock market closing price of the company’s share on Euronext Brussles during the twenty trading days preceding the share purchase.

Item (2):

Power to Implement the First Proposal

The Board of Directors proposes and recommends that the shareholders grant the powers to the Board of Directors, with the power to sub-delegate, to implement the proposal approved by the shareholders, to co-ordinate the text of the articles of association, and to carry out all necessary or useful formalities to that effect.

2

Annex 1 to Exhibit 99.2

Delhaize Group SA

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

Agenda of the Extraordinary General Meeting to be held at the Corporate Support Office of the company on April 25, 20061 at 4:00 p.m.

I. Powers of the Board of Directors with respect to acquisition of shares of the company

Amendment of Article 10, 4th indent of the Articles of Association.

Proposed resolution: Proposal to replace the 4th indent of Article 10 of the Articles of Association with the following text:

“In addition, on April 25, 2006, the extraordinary general meeting authorized the board of directors to acquire up to ten percent (10%) of the outstanding shares of the company at a minimum unit price of one Euro (EUR 1-) and at a maximum unit price not higher than twenty percent (20%) above the highest closing stock market price of the company’s share on Euronext Brussels during the twenty trading days preceding the acquisition. Such authorization has been granted for a period of eighteen (18) months as from the date of the extraordinary general meeting of April 25, 2006 and extends to the acquisition of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on acquisition of shares of the parent company by its subsidiaries.”

II. Powers

Proposed resolution: Proposal to approve the following resolution:

“The extraordinary general meeting grants the powers to the Board of Directors, with the power to sub-delegate, to implement the decision taken by the extraordinary general meeting of shareholders, to co-ordinate the text of the Articles of Association as a result of the abovementioned amendment, and to carry out all necessary or useful formalities to that effect.”

(1)	Shareholders representing at least 50% of the share capital of the company must attend the extraordinary general meeting to allow the shareholders to consider and vote upon the proposed resolution under section 1 of the agenda. If the quorum required is not satisfied at the first call of the extraordinary general meeting to be held on April 25, 2006, a second call of the extraordinary general meeting shall be held on May 24, 2006. In such a case, the date “April 25, 2006” should be replaced by the date “May 24, 2006”.